                                                                       EXHIBIT 6

                                                    EXHIBIT 6 TO SCHEDULE 14D-9
                                                               October 20, 1998

                     Elsag Bailey Process Automation N.V.
                              World Trade Center
                            Schiphol Boulevard 157
                          1118 BG Luchthaven Schiphol
                                The Netherlands

Dear Stockholder:

  I am pleased to inform you that on October 14, 1998, Elsag Bailey Process Automation N.V. (the "Company") entered into an Acquisition Agreement (the "Acquisition Agreement") with ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser"). Pursuant to the Acquisition Agreement, the Purchaser is today commencing a tender offer (the "Offer") to purchase all issued and outstanding shares of common stock, par value 1.00 Netherlands Guilders per share, of the Company (the "Company Shares"), at a price per Company Share of $39.30, net to the seller in cash, and all of the issued and outstanding 5 1/2% Convertible Trust Originated Preferred Securities issued by Elsag Bailey Financing Trust ("Preferred Securities"), at a price per Preferred Security of $61.21, net to the seller in cash.

  Your Management Board and Supervisory Board, in each case in accordance with the Company's articles of association and applicable law, have unanimously determined that the Offer, upon the terms and subject to the conditions set forth in the Acquisition Agreement, is fair to, and in the best interests of, the holders of Company Shares, the holders of the Preferred Securities and other relevant constituencies, the Company's subsidiaries and the enterprises carried on by the Company and its subsidiaries. Your Management Board and Supervisory Board also approved the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer.

  ACCORDINGLY, THE MANAGEMENT BOARD AND SUPERVISORY BOARD RECOMMEND THAT HOLDERS OF COMPANY SHARES AND PREFERRED SECURITIES ACCEPT THE OFFER AND TENDER THEIR COMPANY SHARES AND PREFERRED SECURITIES THEREUNDER TO THE PURCHASER.

  In arriving at this recommendation, the Management Board and Supervisory Board gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9. Among such factors is the opinion of Merrill Lynch International ("Merrill Lynch"), the Company's financial advisor, that the cash consideration of $39.30 per Company Share to be received by holders of Company Shares in the Offer is fair to such holders from a financial point of view. The full text of the written opinion of Merrill Lynch is attached to the enclosed Schedule 14D-9 and you are urged to read such opinion in its entirety.

  Also enclosed in the Schedule 14D-9 is the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Company Shares and/or Preferred Securities. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your securities. We urge you to read the enclosed material and consider this information carefully.

                                          On Behalf of the Management Board
                                          and Supervisory Board

                                          Sincerely,

                                          /s/ Vincenzo Cannatelli

                                          Vincenzo Cannatelli
                                          Managing Director &
                                          Chief Executive Officer